Exhibit 99.2

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. ET on August 3, 2026.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX
Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE DURING THE MEETING
If you would like to vote during the meeting, please attend the Extraordinary General Meeting of the Shareholders to be held on August 4, 2026 at 9:00 a.m. Eastern Time at Room 7003, 3300 N Interstate 35 Ste 700, Austin, TX 78705.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS – WETOUR ROBOTICS LIMITED

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THE BOARD OF DIRECTORS RECOMMEND VOTING "FOR" ALL LISTED RESOLUTIONS.

	FOR	AGAINST	ABSTAIN
1.RESOLVED as an ordinary resolution with immediate effect, that the authorised share capital of the Company be increased from US$100,000 divided into 10,000,000 shares of par value US$0.01 each to US$20,000,000,000 divided into 2,000,000,000,000 shares of a par value of US$0.01 each, by the creation of 1,999,990,000,000 shares of par value US$0.01 each (the "Share Capital Increase").	☐	☐	☐
2. RESOLVED as a special resolution with immediate effect, conditional upon the approval of the Share Capital Increase and the A&R M&A (as defined below) being adopted, that the Company re-designate and re-classify its authorized and issued share capital from shares of par value US$0.01 (the "Ordinary Shares") into Class A ordinary shares of par value US$0.01 each (the "Class A Ordinary Shares") and Class B ordinary shares of par value US$0.01 each (the "Class B Ordinary Shares") as follows (the "Share Capital Reorganization"): (a) 8,151,600 of the issued and outstanding Ordinary Shares held by Micava Co., Ltd. be re-designated and re-classified into 8,151,600 Class B Ordinary Shares; (b) 8,148,000 of the issued and outstanding Ordinary Shares held by Annan Tech Co., Ltd. be re-designated and re-classified into 8,148,000 Class B Ordinary Shares; (c) each of the remaining issued and outstanding Ordinary Shares be re-designated and re-classified into Class A Ordinary Shares on a one-for-one basis; (d) 199,983,700,400 of the authorized but unissued Ordinary Shares be re-designated and re-classified into Class B Ordinary Shares on a one-for-one basis; and (e) each of the remaining authorised but unissued Ordinary Shares be re-designated and re-classified into Class A Ordinary Shares on a one-for-one basis, (f) such that the Company's authorised share capital shall be amended from US$20,000,000,000 divided into 2,000,000,000,000 shares of par value US$0.01 each to US$20,000,000,000 divided into 1,800,000,000,000 Class A ordinary shares of par value US$0.01 each and 200,000,000,000 Class B ordinary shares of par value US$0.01 each.	☐	☐	☐
3. RESOLVED as a special resolution, that subject to and immediately following the Share Capital Reorganization being effected, the Company adopt amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated July 15, 2026, in substitution for, and to the exclusion of, the Company's existing memorandum and articles of association, to reflect the Share Capital Reorganization and the terms of the Class A Ordinary Shares and Class B Ordinary Shares.	☐	☐	☐
4. RESOLVED as an ordinary resolution that: (a)conditional upon the approval of the board of directors of the Company (the "Board") in its sole discretion, with effect as of the date the Board may determine (the "Effective Date"): (i)the authorised, issued, and outstanding shares of the Company (collectively, the "Shares") be consolidated at any one time or multiple times during a period of up to two years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion, provided always that the accumulated consolidation ratio for all such share consolidation(s) (together, "Share Consolidations", and each a "Share Consolidation") shall not be less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company's memorandum and articles of association (as may be amended from time to time); (ii)no fractional Shares be issued in connection with the Share Consolidation(s) and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation(s), the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and (iii)any change to the Company's authorised share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and (b)any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.	☐	☐	☐
5. RESOLVED as a special resolution that, subject to and immediately following each Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company's then existing memorandum of association, to reflect such Share Consolidation.	☐	☐	☐
6. RESOLVED as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.	☐	☐	☐

(TO BE SIGNED ON REVERSE SIDE)

WETOUR ROBOTICS LIMITED
Extraordinary General Meeting of the Shareholders
August 4, 2026
9:00 a.m. Eastern Time

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THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Please leave this box blank if you want to select the chair of the special general meeting as your proxy. Do not insert your own name(s).

I/We, the shareholder(s) named below, hereby appoint the chair of the extraordinary general meeting OR the person indicated in the box above as my/our proxy to attend, speak and vote in respect of my/our full voting entitlement on my/our behalf at the Extraordinary General Meeting of the Shareholders of Wetour Robotics Limited to be held at Room 7003, 3300 N Interstate 35 Ste 700, Austin, TX 78705 on August 4, 2026 at 9:00 a.m. Eastern Time and at any adjourned meeting.

I/We instruct my/our proxy as indicated on this form. Unless otherwise instructed the proxy may vote as he or she sees fit or abstain in relation to any business of the extraordinary general meeting.

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Wetour Robotics Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings.

Email Address: ____ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

Date	**Signature**	**Signature, if held jointly**
____________________	______________________________	______________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00